SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: MainStay MacKay Municipal Income Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

51 Madison Avenue

New York, New York 10010

Telephone Number: 212-576-7000

Name and Address of Agent for Service of Process:

J. Kevin Gao

New York Life Investment Management LLC

51 Madison Avenue

New York, New York 10010

With Copies to:

Thomas C. Bogle, Esq

Corey F. Rose, Esq

Dechert LLP

1900 K Street

Washington D.C. 20006

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, State of New York, on the 6th day of October, 2023.

MainStay MacKay Municipal Income Opportunities Fund

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President

Attest:

/s/ J. Kevin Gao
J. Kevin Gao
Secretary and Chief Legal Officer